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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person*

Leenhouts                Norman                      P.
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

10 Knollwood Drive
--------------------------------------------------------------------------------
                                    (Street)

Rochester                         New York                           14618
--------------------------------------------------------------------------------
   (City)                           (State)                           (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol


Home Properties of New York, Inc. (HME)
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Statement for Month/Day/Year

April 30, 2003
================================================================================
5. If Amendment, Date of Original (Month/Day/Year)


================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)


Chairman, Co-Chief Executive Officer
================================================================================
7. Individual or Joint/Group Filing
   (Check applicable line)

   [ X ] Form filed by one Reporting Person
   [   ] Form filed by more than one Reporting Person


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                      2.A           Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                        2.            Deemed        Code         ------------------------------- Owned at End   (D) or    Indirect
1.                      Transaction   Execution     (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security       Date          Date, if any  ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)              (mm/dd/yy)    (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Common Stock
 Par Value $.01         4/30/03                      G               1,000       D               144,512        D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock
 Par Value $.01                                                                                  8,169          I         Shares in
                                                                                                                          custodial
                                                                                                                          account
                                                                                                                          for minor
                                                                                                                          grand-
                                                                                                                          children
                                                                                                                          (1)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
            2.                                                                                            Deriv-    of
            Conver-                            5.                              7.                         ative     Deriv-   11.
            sion                               Number of                       Title and Amount           Secur-    ative    Nature
            or               3A.               Derivative    6.                of Underlying     8.       ities     Secur-   of
            Exer-            Deemed   4.       Securities    Date              Securities        Price    Bene-     ity:     In-
            cise     3.      Execut   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
            Price    Trans-  ion      action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.          of       action  Date,    Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of    Deriv-   Date    if any   (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative  ative    (Month/ (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security    Secur-   Day/    Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)  ity      Year)   Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Units of
Limited
Partner-
ship (2)             *                *    *    *     *      *        *        *         *       *        467       D
------------------------------------------------------------------------------------------------------------------------------------
Units of
Limited                                                                                                                  Leenhouts
Partner-                                                                                                                 Ventures
ship (2)             *                *    *    *     *      *        *        *         *       *        4,005     I    (3)
------------------------------------------------------------------------------------------------------------------------------------
Units of
Limited                                                                                                                  Home
Partner-                                                                                                                 Leasing
ship (2)             *                *    *    *     *      *        *        *         *       *        214,688   I    (4)
------------------------------------------------------------------------------------------------------------------------------------
Units of
Limited
Partner-
ship (2)             *                *    *    *     *      *        *        *         *       *        50,000    I    Spouse (1)
------------------------------------------------------------------------------------------------------------------------------------
Option to
Purchase
Common
Stock $26.50         *                *    *    *     *      *        *        *         *       *        15,000    D
------------------------------------------------------------------------------------------------------------------------------------
Option to
Purchase
Common
Stock $25.125        *                *    *    *     *      *        *        *         *       *        3,000     D
------------------------------------------------------------------------------------------------------------------------------------
Option to
Purchase
Common
Stock $27.125        *                *    *    *     *      *        *        *         *       *        47,278    D
------------------------------------------------------------------------------------------------------------------------------------
Option to
Purchase
Common
Stock $31.375        *                *    *    *     *      *        *        *         *       *        50,000    D
------------------------------------------------------------------------------------------------------------------------------------
Option to
Purchase
Common
Stock $30.15         *                *    *    *     *      *        *        *         *       *        50,000    D
------------------------------------------------------------------------------------------------------------------------------------
Option to
Purchase
Common
Stock $34.65         *                *    *    *     *      *        *        *         *       *        50,000    D
------------------------------------------------------------------------------------------------------------------------------------
Phantom
Stock Unit
1-for-1              *                *    *    *     *      *        *        *         *       *        13,749    D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:
*   Previously reported
(1) The Reporting Person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(2) Units of Limited Partnership interests in Home Properties of New York, L.P., a New York Limited Partnership of which the Issuer is the General Partner. The Reporting Person has the right to redeem for shares of Common Stock, at the rate of one Unit for one share of Common Stock or cash, at the option of the Issuer.

(3) Norman Leenhouts is a general partner of Leenhouts Ventures. Represents his proportionate interest in that entity.

(4) Norman Leenhouts is a director, shareholder and Chairman of Home Leasing Corporation. Represents his proportionate interest in that entity.



/s/ Norman P. Leenhouts
By Ann M. McCormick attorney-in-fact            April 30, 2003
--------------------------------------------- -----------------------
**Signature of Reporting Person                 Date
Norman P. Leenhouts

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

     Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.

                                  Page 2 of 2